SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Bob Evans Farms, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

096761101
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 23 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096761101	SCHEDULE 13D/A	Page 2 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 3 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 4 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 5 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 6 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Fund, Ltd. (f/k/a Castlerigg Global Equity Special Event Fund, Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 7 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Intermediate Fund, L.P. (f/k/a Castlerigg Global Equity Special Event Intermediate Fund, L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 8 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Master Fund, Ltd. (f/k/a Castlerigg Global Equity Special Event Master Fund Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 9 of 23 Pages

1	NAME OF REPORTING PERSONS Merrill Lynch Investment Solutions SICAV (on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 10 of 23 Pages

1	NAME OF REPORTING PERSONS Castlerigg Equity Event and Arbitrage Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 096761101	SCHEDULE 13D/A	Page 11 of 23 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 12 of 23 Pages

1	NAME OF REPORTING PERSONS Pulteney Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 13 of 23 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,837,435 shares of Common Stock (including options to purchase 249,200 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,837,435 shares of Common Stock (including options to purchase 249,200 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,837,435 shares of Common Stock (including options to purchase 249,200 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.8%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 14 of 23 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 15 of 23 Pages

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2013 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 12, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 6, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on December 10, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 14, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on January 31, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on March 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on March 18, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on April 24, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on July 3, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on September 24, 2014 (“Amendment No. 10” ), and Amendment No. 11 to the Original Schedule 13D, filed with the SEC on July 1, 2015 (“Amendment No. 11 and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 12, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Bob Evans Farms, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D. This Amendment No. 12 amends Items 2, 3, 4, 5, 6 and 7 as set forth below. As of August 20, 2015 and December 3, 2015, Pulteney Partners and CEEAF, respectively, ceased to beneficially own any shares of Common Stock. Accordingly, this Amendment No. 12 constitutes an exit filing for Pulteney Partners and CEEAF.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule are hereby amended and restated in their entirety as follows:

(a) This statement is filed by (i) Castlerigg Master Investments, Ltd., a British Virgin Islands company (“Castlerigg Master Investment”); (ii) Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”); (iii) Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”); (iv) Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”); (v) Castlerigg Active Investment Fund, Ltd., a British Virgin Islands company (f/k/a Castlerigg Global Equity Special Event Fund, Ltd.) (“CAI Fund”); (vi) Castlerigg Active Investment Intermediate Fund, L.P., a British Virgin Islands limited partnership (f/k/a Castlerigg Global Equity Special Event Intermediate Fund, Ltd.) (“CAI Intermediate”); (vii) Castlerigg Active Investment Master Fund, Ltd., a British Virgin Islands company (f/k/a Castlerigg Global Equity Special Event Master Fund, Ltd.) (“CAI Master”); (viii) Merrill Lynch Investment Solutions SICAV, a société d’investissement à capital variable organized under the laws of the Grand-Duchy of Luxembourg (“MLIS”); (ix) Castlerigg Equity Event and Arbitrage Fund (“CEEAF”), a series of ALTMFX Trust, an investment company registered under section 8 of the Investment Company Act of 1940, as amended; (x) Sandell Investment Services, L.L.C., a Delaware limited liability company (“SIS”); (xi) Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”); and (xii) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC (“Mr. Sandell” and together with Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CAI Fund, CAI Intermediate, CAI Master, MLIS, CEEAF, SIS and SAMC, the “Reporting Persons”).

(b) The principal business address of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CAI Fund, CAI Intermediate and CAI Master is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The principal business address of Castlerigg Offshore Holdings is c/o Maples Fund Services (Cayman) Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of MLIS is c/o State Street Bank Luxembourg S.A., 49 avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. The principal business address of CEEAF is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600 Portland, Maine 04101. The principal business address of SIS, SAMC and Mr. Sandell is 540 Madison Ave., 36th Floor, New York, New York 10022.

(c) The principal business of SIS and SAMC is to provide investment management and advisory services to private individuals, institutions and funds. The principal business of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CAI Fund, CAI Intermediate, CAI Master, MLIS and CEEAF is to invest in securities. The principal business of Mr. Sandell is to serve as Chief Executive Officer of SAMC and as Managing Member of SIS.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 16 of 23 Pages

(f) Each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CAI Fund, CAI Intermediate and CAI Master is a company formed under the laws of the British Virgin Islands. Each of Castlerigg Offshore Holdings and SAMC is a Cayman Islands exempted company. MLIS is an open-ended investment company, organized as a société d’investissement à capital variable under the laws of the Grand-Duchy of Luxembourg. CEEAF is a series of ALTMFX Trust, a Delaware statutory trust. SIS is a limited liability company incorporated in Delaware. Mr. Sandell is a citizen of Sweden.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $79,716,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from (i) available working capital of Castlerigg Master Investment, for the shares of Common Stock held directly by it, (ii) available working capital of CAI Master, for the shares of Common Stock held directly by it, (iii) available working capital of MLIS, for the shares of Common Stock held directly by it, and (iv) margin borrowings described in the following sentence, for the shares of Common Stock held directly by Castlerigg Master Investment, CAI Master and MLIS. Such Common Stock is or may be held from time to time by the Reporting Persons in margin accounts established by certain of the Reporting Persons with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 2, 2015, Mr. Sandell sent a letter on behalf of the Reporting Persons to the Board of Directors of the Issuer in which he discussed the Reporting Persons’ belief that the intrinsic value of the Issuer is far greater than the value implied by the Issuer’s stock price and advocated for the separation of BEF Foods and/or Bob Evans Restaurants in order to enhance shareholder value. In such letter, Mr. Sandell discussed the Reporting Persons’ reasonable belief that Post Holdings Inc. had expressed an interest in pursuing a transaction with the Issuer involving BEF Foods and reiterated the Reporting Persons’ belief that the Issuer should retain an independent, nationally-recognized investment banking firm to explore the strategic options available to the Issuer. The foregoing summary of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 17 and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock), constituting approximately 9.7% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 20,869,296 shares of Common Stock outstanding as of November 27, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 2, 2015.

(i)	Castlerigg Master Investment:
	(a)	As of the date hereof, Castlerigg Master Investment may be deemed the beneficial owner of 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock).
Percentage: Approximately 6.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)

CUSIP No. 096761101	SCHEDULE 13D/A	Page 17 of 23 Pages

3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)

(ii)	Castlerigg International:
	(a)	As of the date hereof, Castlerigg International may be deemed the beneficial owner of 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock).
Percentage: Approximately 6.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)

(iii)	Castlerigg Holdings:
	(a)	As of the date hereof, Castlerigg Holdings may be deemed the beneficial owner of 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock).
Percentage: Approximately 6.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)

(iv)	Castlerigg Offshore Holdings:
	(a)	As of the date hereof, Castlerigg Offshore Holdings may be deemed the beneficial owner of 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock).
Percentage: Approximately 6.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,384,965 shares of Common Stock (including options to purchase 202,500 shares of Common Stock)

(v)	CAI Fund:
	(a)	As of the date hereof, CAI Fund may be deemed the beneficial owner of 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock).
Percentage: Approximately 2.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)

(vi)	CAI Intermediate:
	(a)	As of the date hereof, CAI Intermediate may be deemed the beneficial owner of 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock).
Percentage: Approximately 2.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)

CUSIP No. 096761101	SCHEDULE 13D/A	Page 18 of 23 Pages

(vii)	CAI Master:
	(a)	As of the date hereof, CAI Master may be deemed the beneficial owner of 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock).
Percentage: Approximately 2.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 452,470 shares of Common Stock (including options to purchase 46,700 shares of Common Stock)

(viii)	MLIS:
	(a)	As of the date hereof, MLIS may be deemed the beneficial owner of 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)

(ix)	CEEAF:
	(a)	As of the date hereof, CEEAF may be deemed the beneficial owner of 0 shares of Common Stock.
Percentage: Approximately 0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 0

(x)	SIS:
	(a)	As of the date hereof, SIS may be deemed the beneficial owner of 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)

(xi)	Pulteney Partners:
	(a)	As of the date hereof, Pulteney Partners may be deemed the beneficial owner of 0 shares of Common Stock.
Percentage: Approximately 0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 0

(xii)	SAMC:
	(a)	As of the date hereof, SAMC may be deemed the beneficial owner of 1,837,435 shares of Common Stock (including options to purchase 249,200 shares of Common Stock).
Percentage: Approximately 8.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,837,435 shares of Common Stock (including options to purchase 249,200 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,837,435 shares of Common Stock (including options to purchase 249,200 shares of Common Stock)

CUSIP No. 096761101	SCHEDULE 13D/A	Page 19 of 23 Pages

(xiii)	Mr. Sandell:
	(a)	As of the date hereof, Mr. Sandell may be deemed the beneficial owner of 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock).
Percentage: Approximately 9.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock)

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 2,028,319 shares of Common Stock (including options to purchase 377,800 shares of Common Stock), constituting approximately 9.7% of the shares of Common Stock outstanding.

(b) By virtue of investment management agreements with Castlerigg Master Investment and CAI Master, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,837,435 shares of Common Stock (including options to purchase 249,200 shares of Common Stock) beneficially owned by Castlerigg Master Investment and CAI Master. By virtue of an investment management agreement with MLIS, SIS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 190,884 shares of Common Stock (including options to purchase 128,600 shares of Common Stock) beneficially owned by MLIS. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

(c) Information concerning all transactions in the securities of the Issuer effected by the Reporting Persons in the past 60 days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) As of August 20, 2015 and December 3, 2015, Pulteney Partners and CEEAF, respectively, ceased to beneficially own any shares of Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 16 to Amendment No. 11 and is incorporated by reference herein.

The Reporting Persons have purchased call option contracts covering 377,800 shares of Common Stock with an exercise date of December 18, 2015 and a strike price of $55.00.

Other than the joint filing agreement, the options and items otherwise described in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
17	Letter to the Board, dated December 2, 2015.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 20 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2015

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager
By:	s/ Thomas E. Sandell
Name	Thomas E. Sandell
Title:	Chief Executive Office

CUSIP No. 096761101	SCHEDULE 13D/A	Page 21 of 23 Pages

CASTLERIGG ACTIVE INVESTMENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

MERRILL LYNCH INVESTMENT SOLUTIONS SICAV, an umbrella fund with segregated liability between sub-funds, acting for and on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager
By:	s/ Thomas E. Sandell
Name	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 22 of 23 Pages

ALTMFX TRUST, an open-end, management investment company, acting for and on behalf of Castlerigg Equity Event and Arbitrage Fund

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 096761101	SCHEDULE 13D/A	Page 23 of 23 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in shares of Common Stock that were effectuated by the Reporting Persons in the past 60 days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

CAI Master

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/11/2015	(100)	41.80
11/12/2015	(80)	41.31
11/19/2015	(2,750)	40.01

Castlerigg Master Investment

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/11/2015	(521)	41.80
11/12/2015	(420)	41.31
11/19/2015	(14,985)	40.01

MLIS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/27/2015	(8,438)	43.18
10/28/2015	(16,562)	43.78
11/11/2015	(110)	41.80
11/12/2015	(90)	41.31
11/19/2015	(3,030)	40.01
11/30/2015	(29,788)	40.11

CEEAF

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/11/2015	(20)	41.80
11/12/2015	(10)	41.31
11/19/2015	(440)	40.01
12/3/2015	(13,080)	40.65